SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. 11)*


NAME OF ISSUER:  American Industrial Properties REIT

TITLE OF CLASS OF SECURITIES:  Shares of Beneficial Ownership

CUSIP NUMBER:   026791103000

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS:

     Natalie I. Koether, Esq., Rosenman & Colin
     P. O. Box 97, Far Hills, New Jersey 07931      (908) 766-4101

DATE OF EVENT WHICH REQUIRES FILING:    October 24, 1995


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following: ________

Check the following if a fee is being paid with the statement:_________. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP NO.:  026791103000


1.       NAME OF REPORTING PERSON:  Pure World, Inc.
                                    (formerly American Holdings, Inc.)

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a)      (b)   X

3.       [SEC USE ONLY]

4.       SOURCE OF FUNDS:  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e):

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:   Delaware

7.       SOLE VOTING POWER:          888,000

8.       SHARED VOTING POWER:

9.       SOLE DISPOSITIVE POWER:     888,000

10.      SHARED DISPOSITIVE POWER:

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:                     888,000

12.      CHECK BOX IS THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   9.785%

14.      TYPE OF REPORTING PERSON:   CO

     This Amendment No. 11 (the "Amendment") relates to the Schedule 13D filed on February 2, 1994, in connection with the ownership by Pure World, Inc. ("Pure World") of Shares of Beneficial Interest ("Shares") of American Industrial Properties REIT, a Texas real estate investment trust (the "Trust"). The capitalized terms used in the Amendment, unless otherwise defined, shall have the same meaning as in the original Schedule 13D.

Item 4.  PURPOSE OF TRANSACTION.

     Item 4 is amended hereby to add the following:

     Pure World has demanded a copy of the Trust's Shareholder list as of October 24, 1995. A copy of the demand letter has been attached as Exhibit I.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit I - Letter to Charles Wolcott dated October 24, 1995.

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 24, 1995

                                        PURE WORLD, INC.



                                        /s/ Mark Koscinski
                                        -------------------------
                                        Mark Koscinski
                                        Senior Vice President

                                   EXHIBIT I



                                             October 24, 1995


VIA FAX AND FEDERAL EXPRESS

American Industrial Properties REIT
6220 North Beltline, Suite 205
Irving, Texas 75063

Attention:  Charles W. Wolcott, President

Re:         Shareholder List

Dear Mr. Wolcott:

         Pure World, Inc. (formerly American Holdings, Inc.,) a Delaware Corporation ("Pure World"), owns more than 5% of the outstanding Shares of Beneficial Interest ("Shares") of American Industrial Properties REIT (the "Trust") and currently intends to communicate with Shareholders regarding the management and financial performance of the Trust. On behalf of Pure World, demand is made hereby pursuant to Section 18 of the Texas Real Estate Investment Trust Act, that the Trust provide to Pure World the following (collectively, the "List").

     (a) A complete record or list of the holders of Shares, certified by the Trust or its transfer agent, showing the name and address of each holder of Shares, the account number of the holder and the number of Shares registered in the name of each such holder as of October 24, 1995 or a date as close thereto as practicable;

     (b) A magnetic computer tape list of the holders of Shares as of October 24, 1995, showing the names, addresses, account number and number of Shares held by such holders, together with such computer processing data as is necessary to make use of such magnetic computer tape, and a printout of such magnetic computer tape for verification purposes;

American Industrial Properties REIT
October 24, 1995
Page 2


     (c) All information in or which comes into the possession or control of the Trust, or which can reasonably be obtained from nominees of any central certificate depositary system, concerning the identity and holdings of brokerage and financial institutions holding Shares through depositaries or nominees, such as Cede & Co., Pacific & Co., Kray & Co., Philadep, DLJ and any other or similar nominees;

     (d) A list or lists containing the name, address and number of Shares attributable to any participant in any Trust employee stock ownership, dividend reinvestment or other plan in which the decision how to vote is made, directly or indirectly, individually or collectively, by the participants in the plan; and

     (e) All information in or which comes into the Trust's possession or which can reasonably be obtained from brokers, dealers, banks, clearing agencies or voting trustees relating to the names of the non-objecting and acquiescing beneficial owners of Shares in the format of a printout in descending order balance (such information being readily available to the Trust under Rule 14b-1(c) or Rule 14b(21(c)) of the Securities Exchange Act of 1934 from ADP Proxy Services or similar entities).

     Pure World will reimburse the Trust for its reasonable out-of-pocket costs incurred in obtaining and providing the List requested hereby.

     The List should be sent by Federal Express to Pure World, Inc., 376 Main Street, Bedminster, New Jersey 07921, to the attention of John W. Galuchie, Jr., Executive Vice President.

     Questions regarding the form and arrangements for delivery of the List should be directed to the undersigned at (908) 234-9220. Other questions may be directed to Paul O. Koether, Chairman, at (908) 766-7220.

                                   Very  truly  yours,


                                   /s/ John W. Galuchie, Jr.
                                   -------------------------
                                   John W. Galuchie, Jr.
                                   Executive Vice President

JWG/klf